Filed Pursuant to Rule 433
dated June 3, 2019
Relating to
Preliminary Prospectus Supplement
dated June 3, 2019 and
Prospectus dated November 17, 2017
Registration Statement No. 333-221638

Final Term Sheet

$750,000,000

Public Service Enterprise Group Incorporated

2.875% Senior Notes due 2024

June 3, 2019

Issuer:	Public Service Enterprise Group Incorporated
Trade Date:	June 3, 2019
Settlement Date:	June 5, 2019 (T+2)
Proceeds to Issuer Before Expenses:	$745,147,500
Security:	2.875% Senior Notes due 2024 (the “Notes”)
Ratings*:	Baa1 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$750,000,000
Maturity Date:	June 15, 2024
Coupon:	2.875% per annum
Interest Payment Dates:	The 15th of each June and December, beginning December 15, 2019
Redemption Provisions:

At any time prior to May 15, 2024 (one month prior to the maturity date), at a price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed that would be due if the Notes matured on May 15, 2024, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points (0.20%), plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after May 15, 2024, at a price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

Benchmark Treasury:	2.000% due May 31, 2024
Benchmark Treasury Yield:	1.855%
Re-offer Spread to Benchmark:	103 basis points
Re-offer Yield:	2.885%
Price to Public:	99.953% of Principal Amount
CUSIP / ISIN:	744573 AN6 / US744573AN60
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc. CIBC World Markets Corp.
Co-Managers:	U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P. Mischler Financial Group, Inc.

*       Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.